Exhibit 99.1

Envigado, February 27, 2024

PROPOSALS TO BE CONSIDERED BY THE

THE GENERAL SHAREHOLDERS’ ASSEMBLY

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”), in accordance with the call to the ordinary face-to-face meeting of the General Shareholders’ Assembly that was published last February 19, after the processes and authorizations required for such purpose had been carried out, and the communications of relevant information published last February 20, informs its shareholders and the market in general about the following matters that will be submitted to the consideration of the General Shareholders’ Assembly, at the meeting to be held on Thursday, March 21, 2024, at 9:00 a.m., at the Company’s headquarters located in Envigado, Antioquia:

(i)	The CEO’S and Board of Directors’ management report for 2023 and the annual corporate governance report for 2023.

In accordance with the provisions of External Circular 031 of 2021, the fourth chapter, called “Sustainability Report”, of the 2023 Integrated Report, contains information on practices, policies, processes, and indicators on social and environmental issues, including climate issues.

(ii)	Profit distribution proposal.

(iii)	Proposal for the election of the Statutory Auditor for the statutory period 2024 – 2026.

(iv)	Statutory Auditor’s remuneration fees proposal for the statutory period 2024 – 2026.

PROFIT DISTRIBUTION PROPOSAL

The following profit distribution proposal is submitted to the consideration of the General Shareholders’ Assembly for its corresponding approval:

1.	To allocate the net profits for the annual period ended December 31, 2023, which amount to one hundred twenty-five thousand nine hundred ninety-eight million three hundred thirty-six thousand twenty-four pesos m/l ($125,998,336,024), to increase the reserve for future expansions and improvements.

2.	Once the reserve has been increased with the previous amount, to release sixty-five thousand five hundred and twenty-nine million one hundred and seventy-one thousand one hundred and four hundred- and eighty-six-pesos (COP65,529,171,486) from the occasional reserve for future expansions and improvements, to be distributed as dividends.

3.	To distribute as dividends sixty-five thousand five hundred and twenty-nine million one hundred and seventy-one thousand one hundred and four hundred and eighty-six pesos (COP65,529,171,486) as dividends.

The total amount decreed corresponds to an annual dividend of fifty pesos with forty-nine cents (COP50.49) for one billion two hundred ninety-seven million eight hundred sixty-four thousand three hundred fifty-nine shares (1,297,864,359) outstanding shares.

4.	The decreed dividend will be paid in four installments as follows:

a.	One installment on April 9, 2024, of $7,571,445,337,

b.	One installment on July 9, 2024, of $7,571,445,337,

c.	One installment on October 8, 2024, of $25,193,140,406, and

d.	An installment on December 10, 2024, of $25,193,140,406.

For shareholders who are not tax residents in Colombia, the dividend will not be taxed with income tax, dividend tax or industry and commerce tax.

By virtue of the application of the CHC regime (Colombian Holding Companies), for national shareholders the dividends will not be taxed with income tax, but with dividend tax and industry and commerce tax at the rate that corresponds to legal or natural persons according to the case and in accordance with the guidelines of the Tax Statute.

Ex – dividend period

In accordance with the provisions of Decree 4766 of 2011 and the General Regulations of the Colombian Stock Exchange, share trades made between the first dividend payment day and the four trading days prior to that date do not include the right to receive dividends (ex-dividend period).

In accordance with the dividend payment date, the initial dates of the ex-dividend periods will correspond to the following:

1.	April 3, 2024,
2.	July 3, 2024,
3.	October 2, 2024 and
4.	December 4, 2024.

PROPOSAL FOR THE ELECTION OF THE STATUTORY AUDITOR

FOR 2024 AND 2025

The following proposal regarding the election of the Statutory Auditor for the years 2024 and 2025 is submitted to the consideration of the General Shareholders’ Assembly for its corresponding approval:

Considering:

•	In accordance with the provisions of the Company’s Bylaws and Corporate Governance Code, the Statutory Auditor and his alternate shall be elected by the General Shareholders Assembly in its ordinary meeting for a period of two (2) years, simultaneously with the term of the Board of Directors, being able to be successively re-elected.

•	The management carried out an objective and transparent selection process that included the evaluation of economic and technical criteria, through which offers were received from firms with a well-known track record in the market.

•	The conclusions of said analysis showed that PricewaterhouseCoopers,is the best alternative to choose, to audit the accounting periods of the years 2024 and 2025.

•	PricewaterhouseCoopers has not received income from the Company or its economic associates, representing 25% or more of its last annual income.

•	The reasons that led to the election were submitted to the Audit and Risks Committee and the Board of Directors.

Resolves:

The election of PricewaterhouseCoopers for the provision of audit services for the years 2024 and 2025. For calendar purposes, the work period begins on April 1, 2024, and ends on March 31, 2026.

STATUTORY AUDITOR’S REMUNERATION FEES FOR 2024 AND 2025

The following proposal regarding the fees for the rendering of statutory audit services for the years 2024 and 2025 is submitted to the consideration of the General Shareholders’ Assembly for its corresponding approval:

Considering:

•	After the objective and transparent selection process carried out by the management, PricewaterhouseCoopers has been the firm suggested to provide auditing services for the years 2024 and 2025.

•	PricewaterhouseCoopers has submitted a fee proposal for the provision of auditing services, which are intended to cover the human and technical resources to fulfill its function within the established scope.

•	PricewaterhouseCoopers will not provide services other than those of the nature of the services inherent to the audit.

•	These fees were submitted for consideration by the Audit and Risks Committee and the Board of Directors.

Resolve:

To approve the proposal for the Statutory Auditor’s remuneration fees for COP $2,477,000,000, subject to annual increase according to the Consumer Price Index (CPI), for the accounting period 2025.

5